                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 13)

                      Liberty Term Trust, Inc., 1999 (LTT)
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   531282101
                                 (CUSIP Number)

                          George W. Karpus, President
                         Karpus Management, Inc. d/b/a/
                          Karpus Investment Management
                          14 Tobey Village Office Park
                           Pittsford, New York 14534
                                 (716) 586-4680

          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  July 7, 1999
            (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box. [x]

                                 (Page 1 of 4)

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                                  SCHEDULE 13D
CUSIP NO. 531282101                                            Page 2 of 4 Pages
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1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Karpus Management, Inc. d/b/a Karpus Investment Management
                              I.D. # 16-1290558
--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                         (b) /X/
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3             SEC USE ONLY
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4             SOURCE OF FUNDS*
              AF
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5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                   / /
              IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              New York
--------------------------------------------------------------------------------
NUMBER OF                   7  SOLE VOTING POWER
SHARES                         637,600
BENEFICIALLY                ----------------------------------------------------
OWNED BY                    8  SHARED VOTING POWER
EACH
REPORTING                   ----------------------------------------------------
PERSON WITH                 9  SOLE DISPOSITIVE POWER
                               637,600
                            ----------------------------------------------------
                            10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              637,600
--------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES*                                       / /
--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              14.76%
--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*
              IA
--------------------------------------------------------------------------------


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ITEM 1   Security and Issuer
         -------------------
         Common Stock
         Liberty Term Trust Inc., 1999 ("LTT")
         Federated Investors Tower
         Pittsburgh, Pennsylvania 15222
ITEM 2   Identity and Background
         -----------------------
         a)  Karpus Management, Inc., d/b/a Karpus Investment Management
             ("KIM")
             George W. Karpus, President, Director, and controlling stockholder JoAnn Van Degriff, Vice President and Director
             Sophie Karpus, Director
         b)  14 Tobey Village Office park
             Pittsford, New York 14534
         c)  Principal business and occupation - Investment Management for individuals, pension, and profit sharing plans,
             corporations, endowments, trusts, and others,
             specializing in conservative asset management (i.e. fixed
             income investments).
         d)  None of George W. Karpus, JoAnn VanDegriff or Sophie
             Karpus ("the Principals") or KIM has been convicted in
             the past 5 years of any criminal proceeding (excluding
             traffic violations).
         e)  During the last 5 years none of the Principals or KIM has been a party to a civil proceeding as a result of which
             any of them is subject to a judgment, decree, or final
             order enjoining future violations of or prohibiting or
             mandating activities subject to , federal or state
             securities laws or finding any violation with respect to
             such laws.
         f)  Each of the Principals is a United States citizen. KIM is a New York corporation.
ITEM 3   Source and Amount of Funds or Other Considerations
         --------------------------------------------------
         KIM, an independent investment adviser, has accumulated 637,600 shares of LTT on behalf of accounts that are managed by KIM ("the Accounts") under limited powers of attorney, which represents 14.76% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.
ITEM 4   Purpose of Transaction
         ----------------------
         KIM has purchased Shares for investment purposes. Being primarily a conservative, fixed income manager, with a specialty focus in the closed end fund sector, the profile of LTT (being a short term investment grade fund scheduled to terminate on or by December 31,
         1999) fit the investment guidelines for various Accounts.
ITEM 5   Interest in Securities of the Issuer
         ------------------------------------
         a) As of the date of this Report, KIM owns 637,600 shares which represent 14.76% of the outstanding Shares.
             Principal, Sophie Karpus, owns 700 shares purchased on July 24, 1995 at a price of $7.375. KIM owns 2,000 shares purchased on July 24, 1995 at a price of $7.375
         b) KIM has the sole power to dispose of and to vote all such Shares under limited powers of attorney.

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         c) Open market purchases in the last 60 days for the Accounts.
                            PRICE PER                               PRICE PER
         DATE      SHARES       SHARE          DATE      SHARES         SHARE
      5/26/99       -4000           9        6/3/99        1500        8.9375
      5/26/99        5000      8.9375        6/3/99       -1500        8.9375
      5/26/99       -5000      8.9375       6/17/99       -1000             9
      5/27/99       30000      8.9375       6/18/99        -500             9
      5/27/99      -30000      8.9375       6/25/99        2000             9
                                            6/25/99       -2000             9
                                            6/28/99       -5000        8.9375
                                            6/29/99        5000        8.9375
                                            6/29/99       -5000        8.9375
                                            6/30/99       -5300             9
                  There have been no dispositions and no acquisitions, other than by such open market purchases, during such period. The Accounts have the right to receive all dividends from, and any proceeds from the sale of, the Shares. None of the Accounts has an interest is Shares constituting more than 5% of the Shares outstanding.

ITEM 6   Contracts, Arrangements, Understanding, or Relationships
         --------------------------------------------------------
         with Respect to the Issuer
         --------------------------
         Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the LTT securities.
ITEM 7   Materials to be Filed as Exhibits
         ---------------------------------
         Not applicable

Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
                                         Karpus Management, Inc.


July 7, 1999                        By: /s/ George W. Karpus
------------                            --------------------------------
       Date                                       Signature

                                       George W. Karpus, President
                                       ---------------------------
                                               Name / Title